

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2014

<u>Via E-mail</u>
Marc Urbach
President and Chief Financial Officer
YOU On Demand Holdings, Inc.
27 Union Square West, Suite 502
New York, New York 10003

> **Re: You On Demand Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Response dated May 9, 2014**
> **File No. 333-193786**

Dear Mr. Urbach:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We refer to your response to comment 1 from our prior letter. In your response, you state that you will remove all shares being registered on behalf of your affiliates, 5,923,807 shares for registration on behalf of C Media Limited and 2,829,098 shares for registration on behalf of Shane McMahon. However, we note that according to the disclosure on page 4 of your registration statement, you are registering 8,209,522 shares on behalf of C Media Limited. Please reconcile.

Please contact Brandon Hill, Attorney Adviser, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director